UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-5075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

940 Winter Street

Waltham, Massachusetts 02451

PERKINELMER, INC. SAVINGS PLAN

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits		2

Statements of Changes in Net Assets Available for Benefits		3

Notes to Financial Statements		4–9

SUPPLEMENTAL SCHEDULE		10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:
Form 5500-Schedule H. Part IV. Line — 4i Schedule of Assets (Held at End of Year)		11

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES		12

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation and Benefits Committee

PerkinElmer, Inc.

Waltham, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for fully benefit—responsive contracts to conform to Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and, retrospectively, adjusted the 2005 financial statements for the change.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 27, 2007

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments-participant-directed - at fair value	$345,125,458	$348,688,146
Employer contributions receivable	1,337,819	1,495,580
Employee contributions receivable	690,141	631,371
Cash	139,081	54,021

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	347,292,499	350,869,118
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	765,878	1,113,776

NET ASSETS AVAILABLE FOR BENEFITS	$348,058,377	$351,982,894

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
INVESTMENT INCOME:
Net appreciation in fair value of investments	$16,555,843	$18,513,911
Interest and dividend income	17,056,915	9,494,398

Net investment income	33,612,758	28,008,309

CONTRIBUTIONS:
Participant	16,039,139	18,304,307
Employer	7,579,537	7,666,423
Rollover contributions	1,125,595	1,532,287

Total contributions	24,744,271	27,503,017

DEDUCTIONS:
Benefits paid to participants	62,255,887	27,644,476
Administrative expenses	25,659	30,491

Total deductions	62,281,546	27,674,967

(DECREASE) INCREASE IN NET ASSETS	(3,924,517)	27,836,359

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	351,982,894	324,146,535

End of year	$348,058,377	$351,982,894

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

I.	DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect on December 31, 2006, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Prior to 2005, participants could elect to make voluntary before-tax contributions of up to 16% of their eligible compensation subject to statutory limits. Effective January 1, 2005, participants may elect to make voluntary before-tax contributions of up to 100% of their eligible compensation subject to statutory limits. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain limitations. In addition, participants may elect to make after-tax contributions up to 16% of their eligible compensation, subject to certain limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

Company matching contributions are made on a per-pay-period basis for employees in the Company’s Life and Analytical Sciences business and in the Company’s corporate headquarters (“Corporate”) and on an annual basis for employees in the Company’s Optoelectronics business. For Optoelectronics employees, matching contributions are made for all active participants as of December 31 and for participants who have terminated during the year due to death, permanent disability or retirement. For a participant employed by the Company’s Life and Analytical Sciences business and Corporate, matching contributions are made in an amount equal to 100% of the first 5% of compensation that a participant contributes to the Plan. For a participant employed by the Company’s Optoelectronics business, matching contributions are made in an amount equal to 55% of the first 6% of compensation that a participant contributes to the Plan. As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2006 or 2005.

The operating units that comprised the Fluid Science business were divested on various dates (“Transaction Dates”) in the fourth quarter of 2005 and the first quarter of 2006, at which time active participants of the Fluid Sciences businesses ceased to be employed by the Company. Any such Fluid Science participant who remained employed by the Company through the Transaction Date had a fully vested and nonforfeitable right to his account. With respect to such Fluid Sciences participants for the plan year ended December 31, 2005 (December 31, 2006 with respect to the employees of the Semiconductor unit of Fluid Sciences), the Company made matching contributions, as of the Transaction Date, on behalf of each such participant who was employed by the Company on the Transaction Date. The amount of matching contributions allocable to each eligible Fluid Sciences participant was 55% of the first 6% of compensation for the part of the year in which the participant is employed.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and supplemental contributions and allocations of Plan earnings and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures — Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service for certain participants. Participants who are employed by the Company’s Life and Analytical Sciences business and Corporate are immediately 100% vested in all Company contributions. Participants who are employed by the Company’s Optoelectronics business are 100% vested in the Company’s contribution portion after three years of credited service.

In addition, if a participant terminates employment due to death, disability or retirement (as defined in the Plan), his or her account balance becomes 100% vested. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $172,890 and $18,639, respectively. Forfeited balances of terminated participants are used to reduce future Company contributions. The Company’s contribution was reduced by nonvested forfeitures of $7,561 and $759,948 for the years ended December 31, 2006 and 2005, respectively.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, common collective trusts and Company stock as investment options for participants.

Participant Loans — Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the plan administrator and the participant, but in no event shall that period exceed 60 months, unless the loan is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are carried at fair value. Shares of mutual funds are carried at the net asset value of shares held by the Plan at year end. Shares of commingled pools of assets (including the Fixed Income Fund and the Fidelity U.S. Equity Index Commingled Pool) are carried at the fair value determined by the fund manager, Fidelity Management and Research Company (“FMR Co.”). Shares of the Company stock are carried at fair value, as evidenced by quoted market prices. Participant loans are stated at the outstanding loan balance, which approximates fair value.

The Fixed Income Fund is a stable value fund within the PerkinElmer, Inc. Savings Plan. The Fixed Income Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fixed Income Fund is reported in the financial statements at fair value and adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of benefits — Payments to participants are recorded upon distribution.

Expenses — Administrative expenses of the Plan may be paid by either the Plan or the Company, as provided in the Plan document.

Recent Pronouncements — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investments in common collective trusts that invest in fully benefit-responsive investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

3.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2006	2005
Fidelity Contrafund	$40,282,208	$38,039,733
Fidelity Equity - Income Fund	19,393,836	—
Fidelity Growth Company Fund	46,673,695	51,803,651
Fidelity Balanced Fund	31,299,238	29,543,917
Fidelity International Discovery Fund	17,755,829	—
Fidelity U.S. Equity Index Commingled Pool	30,051,606	31,768,495
Fixed Income Fund	64,139,054	74,653,287

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) as follows:

	2006	2005
Templeton Foreign Fund	$380,115	$133,528
Templeton Developing Markets Fund	2,023,428	1,641,444
Old Mutual Mid Cap Fund	(503,744)	(79,138)
Neuberger Berman Genesis Fund	(181,935)	1,400,151
Fidelity Contrafund	294,497	4,432,599
Fidelity Equity-Income Fund	1,719,004	7,075
Fidelity Growth Company Fund	4,452,499	6,128,655
Fidelity Intermediate Bond Fund	(43,951)	(222,295)
Fidelity Balanced Fund	1,092,357	1,436,443
Fidelity International Discovery Fund	2,557,931	1,235,715
Fidelity Asset Manager 50% Fund	54,189	(76,876)
Fidelity Asset Manager 70% Fund	701,936	152,184
Fidelity Asset Manager 20% Fund	(45,501)	36,678
Fidelity Freedom Income Fund	4,338	2,131
Fidelity Freedom 2005 Fund	2,482	142
Fidelity Freedom 2010 Fund	63,540	40,893
Fidelity Freedom 2015 Fund	16,015	352
Fidelity Freedom 2020 Fund	79,086	71,886
Fidelity Freedom 2025 Fund	16,449	3,061
Fidelity Freedom 2030 Fund	62,046	40,771
Fidelity Freedom 2035 Fund	6,979	276
Fidelity Freedom 2040 Fund	49,037	28,048
Fidelity U.S. Equity Index Commingled Pool	4,298,709	1,556,037

	17,099,506	17,969,760
PerkinElmer Stock Fund	(543,663)	544,151

Net appreciation in fair value of investments	$16,555,843	$18,513,911

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co., an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services provided by the trustee were $25,659 and $30,491 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held 397,121 and 491,892 shares, respectively, of common stock of the Company, the sponsoring employer. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income from the Company’s stock of $118,755 and $168,107, respectively.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated August 12, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Investments - participant directed - at fair value per the financial statements	$345,125,458	$348,688,146
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	765,878	1,113,776

Investments per the Form 5500	$345,891,336	$349,801,922

* * * * * *

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Common Collective Trusts:
*	Fidelity Investments	Fixed Income Fund	**	$64,139,054
*	Fidelity Investments	U.S. Equity Index Commingled Pool	**	30,051,606

		Total Common Collective Trusts		94,190,660

		Mutual Funds:
	Templeton Investments	Templeton Foreign Fund	**	5,606,031
	Templeton Investments	Templeton Developing Markets Fund	**	13,543,979
	Old Mutual Funds	Old Mutual Mid Cap Fund	**	5,197,863
	Neuberger & Berman	Neuberger & Berman Genesis Fund	**	13,278,499
*	Fidelity Investments	Fidelity Contrafund	**	40,282,208
*	Fidelity Investments	Fidelity Equity-Income Fund	**	19,393,836
*	Fidelity Investments	Fidelity Growth Company Fund	**	46,673,695
*	Fidelity Investments	Fidelity Intermediate Bond Fund	**	8,965,360
*	Fidelity Investments	Fidelity Balanced Fund	**	31,299,238
*	Fidelity Investments	Fidelity International Discovery Fund	**	17,755,829
*	Fidelity Investments	Fidelity Asset Manager 20% Fund	**	3,093,171
*	Fidelity Investments	Fidelity Asset Manager 50% Fund	**	6,730,765
*	Fidelity Investments	Fidelity Asset Manager 70% Fund	**	9,393,968
*	Fidelity Investments	Fidelity Retirement Government Money	**	8,119,959
*	Fidelity Investments	Fidelity Freedom Income Fund	**	273,316
*	Fidelity Investments	Fidelity Freedom 2005 Fund	**	9,536
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	1,768,005
*	Fidelity Investments	Fidelity Freedom 2015 Fund	**	295,027
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	2,227,775
*	Fidelity Investments	Fidelity Freedom 2025 Fund	**	360,107
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	1,235,211
*	Fidelity Investments	Fidelity Freedom 2035 Fund	**	210,358
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	1,105,166

		Total Mutual Funds		236,818,902

*	PerkinElmer, Inc.	PerkinElmer Stock Fund		8,895,783

*	Plan participants	Loans to participants, with interest at rates of 3.7%-10.5%, maturity at various dates through 2036		5,220,113

		TOTAL INVESTMENTS		345,125,458
		Adjustment from fair value to contract value for fully benefit-responsive investment contracts		765,878
		Investments per Form 5500		$345,891,336

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ Richard F. Walsh
Date: June 29, 2007	Richard F. Walsh, Chairman, Administrative
Committee of the PerkinElmer, Inc.
Savings Plan